CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

December 21, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 14 to Registration Statement on Form F-1
Filed December 6, 2011
File No. 333-166658

Dear Mr. Dang,

     We hereby submit Amendment No. 15 to Registration Statement on Form F-1 (the “Registration Statement”)of China Oumei Real Estate Inc. (the “Company”) in response to verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on December 9, 2011. The verbal comments are requesting for updated industry disclosure and the disclosure of the current material trends in the Chinese real estate market. As we disclosed in the Registration Statement, although there is a perception that the real estate prices could go down due to recent Chinese government policies, the Company is not aware of any trend that would materially negatively impact its operations.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer